3Oth December, 1996



Mr Michael Ridgway
Brocker Investments
4 Bond Street
Grey Lynn
Auckland, New Zealand



Dear Mike,

Thank you for your letter of offer, dated 27th December 1996, regarding the position of General manager for TGE P/L

It is with great p1easure I accept the position offered as General manager for TGE P/L. I would expect to tender my resignation with the IPL Group on the 1st or 2nd of January, 1997 and subsequently start my employment with Brocker Investments on the 3rd February, 1997. As agreed I will notify you by phone once this has occurred.

To provide a broad set of parameters for my first three months at TGE I have taken the liberty of documenting the points we have agreed to thus far. If any of the points are in question, I would appreciate your feedback as quickly as possible.

BUDGET

Month               Feb           March         April        May          June

Revenue             $420K         $500K         $470K        $650K        $800K

GM (18.5%)          76K           $91K          $78K         $102K        $120K
                                                $9K          $15K         $23K

                    $76K          $91K          $86K         $117K        $143K
--------------------------------------------------------------------------------

Please Note:   o    Exchange rate for Wyse fixed at $0.75c and converted to AUD.
                    Wyse represent 65% of all purchases and sales for TGE.
               o    Above revenues and GM's do not include the service
                    component.
               o    It is expected that a full P&E budget will be finalised by early March for the financial year. 97/98, which will become the basis for my remuneration from July 1, 1997.


REMUNERATION

                         Feb-June                  July Onwards
Base Salary              $77K                      $77K
MV Allowance             $28K                      $28K
Bonus                    $20K (capped)             $35K
Superannuation           $5421.60                  $5421.60




Please Note:

               o At 70% of GM target the bonus is paid to 70% and there after on a one for one basis.
               o Mobile phone and other day to day expenses will be reimbursed by the company, these expenses will be kept to a minimum.

GENERAL DUTIES

In the month of January, 1997 I will prepare a brief for the sales and marketing activities for TGE's current product range and recommend in broad terms new agencies we need to acquire. I would like to meet with Glen at TGE for a day or less to finalise recommended strategies.

Responsible for the day to day running of TGE's current business. (Mike could you please clarify for me if the service manager for TGE reports to me or to others, or both?) I am presuming that by the time I arrive the new distribution manager will be in place (Tony Holgate) and that he will report to Richard and myself, please acknowledge.


OTHER

I have read your:

Employment contract
Financial Statement for 6 months
and the Executive share scheme

and whilst I have questions regarding their applicability to Australia and further clarification on some points, I am generally in accord with the documents contents.

Mike, I look forward to working with you and thanks for the opportunity been presented.




Yours sincerely


/s/ Chris Spring

Chris Spring